Exhibit 99.1

CYREN LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 18, 2014

TO THE SHAREHOLDERS OF CYREN LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of CYREN Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 18, 2014 at 10:00 a.m. Eastern Time, at the offices of the Company’s subsidiary CYREN Inc., located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102 (telephone number (703) 760-3320), for the following purposes:

1.	to re-elect five continuing Directors, including the Chairman of the Board and CEO, to serve for the ensuing year or until their successors are elected;

2.	to approve the Company’s amended executive compensation policy;

3.	to re-appoint Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2014 and to approve its compensation; and

4.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2013.

Only shareholders who held Ordinary Shares of the Company at the close of business on Wednesday, November 12, 2014 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS LIOR SAMUELSON Chairman of the Board and CEO

Herzliya, Israel
November 10, 2014

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR II) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

CYREN LTD.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 18, 2014

        The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of CYREN Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 18, 2014 at 10:00 a.m. Eastern Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary CYREN Inc., located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102. The telephone number at that address is (703) 760-3320. The Company’s offices are located at 1 Sapir Road, 5th Floor, Beit Ampa, Herzliya, 46140, Israel. The telephone number at that address is 011-972-9-863-6888.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 12, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

Revocability of Proxies

        Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

        Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.cyren.com, under the Investor Relations tab (click on the “Investor Relations” link).

It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has seven Directors in office. These Directors include Yair Bar-Touv and David Earhart, who are the Company’s Outside Directors in accordance with Israel’s Companies Law, 1999 (the “Companies Law”) and of whom Mr. Bar-Touv was re-elected for a three-year term of office at the 2013 Annual Meeting and Mr. Earhart was elected for a three-year term of office at an Extraordinary Meeting of Shareholders held July 25, 2013. The current term of Mr. Bar-Touv and Mr. Earhart will expire in March 2017 and July 2016, respectively, and they are not subject to re-election at the Meeting.

Shareholders are being asked to re-elect the five continuing directors listed below. If all of the Company’s nominees are elected under this proposal 1, following the Annual Meeting there will be seven members of the Board in office, and Lior Samuelson will continue to serve as the Chairman of the Board.

In accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a Director. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified.

If re-elected under this proposal 1, during their term of office, each of the nominees shall be entitled to receive a cash amount of $7,500 per quarter and an annual grant of options to purchase 16,667 of our Shares, as well as reimbursement for expenses incurred in the performance of the Director’s work, all in accordance with our Executive Compensation Policy and as previously approved by our shareholders, except for Mr. Samuelson who shall be entitled to the compensation for his role as CEO approved by the shareholders at the December 24, 2013 Annual General Meeting.

The Company’s Nominating Committee recommended that the following five nominees be elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation. The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with CYREN

Hila Karah(1)(2)(4)	44	Director
Aviv Raiz(2)(4)	55	Director
Lior Samuelson	65	Director, Chairman of the Board, CEO
Todd Thomson(3)(4)(5)	53	Lead Director
James Hamilton(1)(3)(4)(5)	50	Director

There is no familial relationship between any of the Directors or Executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv and David Earhart)
(2)	Member of Nominating Committee (in addition to Yair Bar-Touv)
(3)	Member of the Audit Committee (in addition to Yair Bar-Touv and David Earhart)
(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2)
(5)
Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law.  Yair Bar-Touv and David Earhart are also independent directors of the Company pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law.

Hila Karah has been a member of the Board since 2008. Ms. Karah is the former CIO of Eurotrust Ltd. and is an investor in several high-tech, bio-tech and Internet companies. Prior to Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund, and was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a bachelor's degree in molecular and cell biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Aviv Raiz has served as a director on the CYREN board since December 2005, bringing more than 20 years of foreign exchange market and private equity investing experience. He is a founder and president of Eurotrust Ltd. and has been a private equity investor in several high-tech, bio-tech, and Internet companies for the last 10 years. Mr. Raiz received his bachelor's degree in economics and political science as well as an MBA in finance, from Tel Aviv University.

Lior Samuelson has been the CYREN chairman since early 2011 and was named CEO in 2013. He is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. Mr. Samuelson has served as the chairman of Deltathree, president and CEO of PricewaterhouseCoopers Securities, as well as a managing partner with KPMG and holding senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned bachelor’s and master’s degrees in economics from Virginia Polytechnic Institute and State University.

Todd Thomson has been a member of the Board since November 2011. He is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Mr. Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He is also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Mr.Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor's degree in economics from Davidson College.

James Hamilton has been a member of the Board since February 2012. Mr. Hamilton serves as senior vice president of worldwide sales and field operations at Cyan. During his 26-year career, he held leadership roles in security-focused companies including president and CEO of TippingPoint, Inc. (3Com acquired), president of Click Security, principal partner and board member with CPSG Partners, executive vice president of SafeNet, and president of Efficient Networks (Siemens acquired). He also previously held executive positions with Picazo Communications (Intel acquired), Compaq, Networth (Compaq acquired) and Grid Systems. Mr. Hamilton holds a bachelor's degree from Lawrence Technical University.

Proposal

The shareholders are being asked to elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors. Each Director nominee shall be voted separately.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO
APPROVAL OF COMPANY’S AMENDED EXECUTIVE COMPENSATION POLICY

Background

On December 12, 2012, Amendment 20 to the Israel Companies Law (“Amendment 20”), came into force, requiring all public Israeli companies, including companies that are dual listed such as CYREN, to adopt a written compensation policy for their executives – including directors - which addresses certain items prescribed by Amendment 20.

 Pursuant to Amendment 20, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders, except that the approval of the shareholders may be waived in certain defined circumstances.

On July 25, 2013, the Company held an extraordinary general meeting to approve the Company’s executive compensation plan.  The proposed executive compensation plan was approved by a majority of the shareholders and was adopted by the Company.

In 2014, the Compensation Committee and the Board conducted an annual review of the executive compensation plan.  In addition to the provisions specified in Amendment 20, including those criteria that need to be addressed in the compensation policy as specified in Part A of the First Addendum to the Israeli Companies Law and other matters that must be included in the compensation policy as specified in Part B of the First Addendum to the Israeli Companies Law, the Compensation Committee and the Board reviewed the structure and components of the compensation paid by the Company (including variable components), the compensation ratio among the Company's employees, reviewed the compensation paid by other companies with characters similar to the Company and determined that the amended executive compensation policy attached as Appendix A to this Proxy Statement reflects the Company's characters, financial position, needs, prospects and strategic goals and therefore would be for the benefit of the Company and shareholders.

The Compensation Committee and the Board recommend the following changes to clarify the ranges for fixed base salary and variable pay:

	Current Policy		Recommended Change
Level	Fixed Base Salary	Variable Pay	Fixed Base Salary	Variable Pay
Chairperson	70% - 90%	10% - 30%	70%- 90%	Up to 30%
CEO	40% - 60%	40% - 60%	40% - 60%	Up to 60%
CFO, General Manager and Executive Officers (“Executive Officers”)	Not addressed	Not addressed	40% - 60%	Up to 60%
Senior Officers other than SVP, Sales	70% - 80%	20% - 30%	70% - 80%	Up to 30%
SVP, Sales	Not addressed	Not addressed	15-20%	Up to 85%
Board Member other than Chairperson	70% - 80%	20% - 30%	70% - 80%	Up to 30%

Additional technical changes were also made, as detailed in Appendix A.

If approved, the proposed CYREN Amended Compensation Policy shall enter into effect from the date of the Annual Meeting and shall remain in effect for a period of 3 years.

Proposal

                Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve the amended CYREN Executive Compensation Policy in the form attached as Appendix A hereto.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the amended CYREN Executive Compensation Policy. In addition, shareholder approval must either:

i)    include at least a majority of the Shares voted by shareholders who are neither controlling shareholders nor are they shareholders who have a personal interest in the approval of the amended CYREN Executive Compensation Policy, or

ii) the total Shares of non-controlling and disinterested shareholders voted against this proposal must not represent more than two percent of the outstanding Shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the amended CYREN Executive Compensation Policy. Under the Israel Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company, and the person is deemed to have a personal interest if any member of such person’s immediate family or his/her spouse has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than CYREN, that is affiliated with such person has a personal interest in the adoption of the proposal. Such company is a company in which the person or a member of his/her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his/her interest in such proposal arises solely from ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL THREE
APPROVAL OF APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2014, subject to the approval of the shareholders. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since the Company's inception. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2014 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2014 is hereby ratified, and the Board (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2013

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2013. The Annual Report on Form 20-F of the Company for the year ended December 31, 2013, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.cyren.com.

No vote is required regarding this item.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

FOR THE BOARD OF DIRECTORS /s/ Lior Samuelson LIOR SAMUELSON Chairman of the Board and CEO

Herzliya, Israel
November 10, 2014

Appendix A

 ~~Commtouch~~ CYREN Executive Compensation Policy

1.	Objectives & Content

In this document we will define and detail our compensation policy regarding Company office holders, as defined in in the Israel Companies Law, 1999, as amended from time to time (the “Companies Law”).  “Company” means ~~Commtouch Software~~CYREN Ltd. and all relevant, affiliated entities. In the following provisions, office holders shall be referred to as “Officers” or “Board Members”, as the context of this Compensation Policy warrant.

The preparation and publication of this policy is in accordance with the provisions of section 267a of the Companies Law and is intended to increase the transparency and visibility of ~~Commtouch~~ CYREN activities regarding all aspects of Company Officers' compensation and to improve our shareholders' ability to have a say and influence our compensation policy.

It is noted that this Compensation Policy does not grant any rights to Company Officers, and the adoption of this Compensation Policy per se will not grant any of the Company Officers a right to receive any compensation component set forth in this Policy. The components of compensation to which a Company Officer is entitled will be exclusively those that are determined specifically in the Company Officer's Employment Contract as approved by the authorized organs of the Company (Compensation Committee, Board of Directors and shareholders, as the  case may be, and subject to the provisions of applicable law).

It is further clarified that in the event a Company Officer receives compensation that is of a lesser amount than the amounts stated in this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate an approval by the shareholders, as may be required in for the approval of terms of employment which deviate from the compensation policy.

Terminology expressed in this Policy in the masculine form is done for purposes of convenience only. The Policy is designed to be applied equally and identically for women and men, without any difference or change.

2.	General

2.1.	Compensation Policy Purpose:

This Compensation Policy is designed to support the achievement of the Company's long term strategic business plan and ensure the following:

●	Company Officers’ interests are as closely as possible aligned with the interests of CYREN~~Commtouch~~ shareholders;

●	Correlation between pay and performance is improved;

●	The Company will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

●	Company Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

●	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity - based compensation.

2.2.	Main bodies impacting Company's Compensation Policy:

The main bodies impacting this Compensation Policy are:

●
Board Compensation Committee – Provides the ~~BOD~~ Board of Directors with recommendations regarding the appropriate Compensation Policy, required updates to the policy and its renewal. Approves Company Officers' employment terms and conditions.

In specific circumstances, the Committee may absolve an agreement with a Company Officer from approval by the Shareholders (where the Committee finds that such an approval process might jeopardize the recruitment of the candidate).

●	Board – Approves the Company's Compensation Policy. Is responsible for periodical reviews of the Policy and its updating if necessary.
●	Shareholders – Approve the Compensation Policy to the extent such approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation

~~Commtouch~~ CYREN is a publicly traded Company and a leading provider of Internet security technology and cloud-based services, while delivering superior detection solutions for vendors and service providers protecting billions of Internet transactions in real-time. As such, ~~Commtouch~~ CYREN faces significant competition for the recruitment and retention of managers and key employees. At the time of Company approval of this document (Q~~2 2013~~4 2014), there was no extraordinary shortage of capable managerial talent with the appropriate knowledge and expertise required for the Company's business. As the cloud-based services arena is growing fast, with many new companies joining it every year, such shortage may materialize in the near future.

3.	Company Officers' compensation in view of the Company's values and strategy

3.1.	The connection between Company's results and Officers' compensation:

We believe the total compensation of our Officers should be significantly influenced by our business results as well as each manager's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Officers and the compensation of other Company employees (including contractors):

The Compensation Committee and the Board will review, from time to time, the ratio between the total cost of employment of each Officer and the average and median salaries of the rest of the employees (including contractors), as well as the ratio between the total cost of employment of the Officers and the average and median cost of employment for the rest of the employee population (including contractors), on a local basis, and will discuss its possible impact on labor relations within the Company.

The Compensation Committee and the Board has examined the current ratio between the total cost of employment of each Officer and the average and median salaries of the rest of the employees (the current ratio1 doesn’t exceed ~~6~~8:1). In the opinion of the Compensation Committee and Board Members, this ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and it will not adversely affect the labor relations within the Company.

4.	Basic concepts of Company's compensation policy

4.1.	Total Compensation Concept

4.1.1.	Officer Compensation

Company Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of the Officers' overall contribution to Company success:

•
Fixed Base Salary – Compensates Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The fixed base salary takes into consideration each Officer's skills (such as: experience, job knowledge, expertise, education, professional qualifications, etc.), job requirements, authority and responsibilities as well as the level of competition in the business environment for specific roles.

•
Social and Incidental Benefits – Some are mandatory according to different local legislation (such as: pension and long term savings, life insurance, severance pay, LTD insurance, vacation and sick leave), some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as Education Funds and Company Cars in Israel) and others are meant to complement the Fixed Base Salary and compensate the employees for expenses caused in connection with their job requirements (such as: travel expenses or allowances).

1 All data as for ~~June 2013~~September 2014. The officers’ data include salary cost, target bonus and last equity grant value (yearly).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward employees for their contributions to Company success and achievement of business goals during a predefined timeframe.

•
Equity-Based Compensation – Designed to strengthen the link between long term shareholder returns and Company employee and manager rewards. This type of reward creates a stronger correlation between the motivation and interest of the employee and manager and the interests of Company shareholders. Another significant effect of Equity-Based ~~c~~Compensation is its contribution to Company Officers' retention, due to its inherent long term characteristics.

To ensure an adequate fit of all compensation elements and the appropriate construction of the Total Compensation Package, all of the pay components to which a Company Officer is entitled will be presented to the Compensation Committee prior to approval of any specific payment or reward.

4.1.2.	Board Members' Compensation The Board Members' compensation structure will be comprised of equity grants and annual cash compensation.

4.1.3.	Ratios between elements of the Total Compensation package The desired ratios (annual) between the Compensation components of our Company Officers are detailed in the following table2:

Level	Fixed ~~Pay~~ Base Salary	Variable pay
Chairperson	70%- 90%	~~10%30%~~ Up to 30%
CEO, CFO, General Manager and Executive Officers (“Executive Officers”)	40% - 60%	~~40%-60%~~ Up to 60%
Senior Officers other than ~~CEO~~ Executive Officers and SVP, Sales	70% - 80%	~~20% -30%~~ Up to 30%
SVP, Sales	15-20%	Up to 85%
Board Members other than Chairperson	70% - 80%	~~20% -30%~~ Up to 30%

2 The ratios reflect the desired policy, taking into consideration the target bonus. In a specific year, the ratio may vary due to changes in the variable pay based on Company or stock performance. Such variance will not be considered a deviation from this Policy.

5.	Compensation Components

5.1.	Fixed Base Salary

5.1.1.	Determining the Fixed Base Salary of Company Officers The Fixed Base Salary for Company Officers will be determined utilizing a pre-defined salary range. The range for each level will be based on:

•	Relevant peer group benchmark data;

•	Job requirements, authority and responsibilities;

•	Internal ratios between positions;

•	Company's financial situation.

The pay level, approved within said range, will reflect the Officer's skills and suitability to the intended position.

In Israel, Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in the Law. Therefore, they are not entitled to any additional pay for overtime, whereas their Fixed Base Salary includes compensation for any such working hours.

5.1.1.1.
Market Comparisons (benchmark):

In order to set the Fixed Base Salary (and other pay components) ranges for previous recruitment of Company Officers, similar job holders’ compensation in relevant companies or reliable salary surveys will be reviewed on a case by case basis over time. Comparative studies will cover companies matching as many criteria as possible from the following list:

●	Companies in the Internet security business;

●	Publicly traded companies whose stock are traded on NASDAQ and / or the Tel-Aviv Stock Exchange at a Market Cap / EBITDA / Revenue level similar to that of ~~Commtouch~~CYREN;

●	Companies competing with ~~Commtouch~~ CYREN for managerial talent and for potential Company Officers in particular;

●	Companies with headcount similar to that of ~~Commtouch~~CYREN.

For obvious reasons, companies where no reliable data can be collected will not be included in the comparison even if they meet many or even all of the criteria listed above.

5.1.1.2.	Internal comparison – Ratios between Officers' compensation and between the Officers and the rest of the employees:

Before setting a Company Officer's pay, the following issues must be considered including their potential impact on labor relations in the Company, in general, and within the management team in particular:

•	The ratio between the Company Officer's planned pay and the pay of all other Company Officers at the same level;

•	The ratio between the Company Officer's pay and the pay of all other Company employees.

5.1.1.3.	Fixed Base Salary ranges for Company Officers will be as detailed in the following table:

	Annual base salary ranges (thousands $US)
Level	Minimum	Maximum
Executive Officers (including CEO)	220	330
Senior Officers (including SVP, Sales)	200	300
VP (US)	175	275
VP (IL)	150	200

A deviation of up to 10% from the above ranges will be not considered as deviation from Policy.

It is clarified that the Company may decide, when promoting a manager from within the Company, to set the base salary at a level below the above mentioned minimum. The salary of the promoted manager will be adjusted to within the above limits within a year from the initial promotion.

5.1.2.
Board Members cash compensation

The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, ~~as amended by~~and the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

In addition, Board Members will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.1.3.
Annual salary review principles:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed annually in comparison to similar roles in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the  Compensation Committee and then to the Board for approval.

5.1.4.	Indexing: No automatic indexing of Company Officers' pay will be done (unless and to the extent it is required by law).

5.2.	Variable compensation

Variable pay components are intended to achieve the following goals:

•
Linking part of Company Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize stock holder return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers’ motivation to achieve long term Company goals;

•	Correlating part of the Company's payroll expenses with its business performance and increasing financial and operational flexibility.

5.2.1.	Annual Bonus

5.2.1.1.	Principles An Annual Bonus Plan will be approved at the beginning of each fiscal year by the Compensation Committee and the Board. An Annual Bonus Plan will define the following:

•	Payment threshold based on one or more financial measure/s of Company performance, such as Revenue / Operating Profit / Gross Profit / EBITDA / Net Income / Profit Before Tax.

•
Target Bonus / Commission definition – the Target Bonus is the bonus paid when goals are met at precisely 100%. The target bonus will not exceed 60% of the actual annual base salary for the CEO, other Executive Officers and Senior Officers, 30% of the actual annual base Salary for VPs and 90% of the actual annual base salary for the SVP, Sales.

•
Maximum Bonus – will be defined in terms of percentage of the Target Bonus and will not exceed 150% of the Target Bonus (excluding for the SVP, Sales – the maximum Commission will not exceed 200% of the Target Commission). The Maximum Bonus will be paid based on achievements well above the targets set for the plan. The level of overachievement required for the Maximum Bonus to be paid will be specifically defined per each measure in the Annual Bonus Plan.

•	The measures for the Annual Bonus.

5.2.1.2.
Defining the Bonus Plan Measures and Targets

As part of the development of an annual Bonus Plan, measures and annual targets will be set as a basis for the evaluation of Company Officers' performance during the year. The Plan will include 3 types of measures:

•
Company Measures – Financial measures for Company performance such as: Revenue, Operating Profit, Operating Profitability Percentage, Gross Profit, EBITDA, Profit before tax, Net Income, etc. These measures will be the same for all Company Officers and will have a weight of 50% - 70% of the total Officer’s bonus, except for the CEO and the Chairperson of the Board, where these measures will have a weight of 80% - 90% of the total bonus.

Targets for the Company measures will be the targets set and approved by the Board as part of the Company work plan for the bonus year.

•
Personal / Unit Measures (Key Performance Indicators -KPIs). These will be set for each Officer individually (excluding the CEO and the Chairperson of the Board), according to each Officer’s specific responsibilities. These measures will have an additional weight of 30% - 50% of the Officers’ total bonus.

Targets for the Personal / Unit Measures will be set according to relevant Annual Work Plan goals.

•
Managerial Appraisal - An evaluation of the performance of each Officer in qualitative measures of their contribution to the Company success. The managerial appraisal score will have a weight of 10% - 20% of the total bonus.

5.2.1.3.
Setting the Bonus budget

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

In years the Company does not meet at least 60% of the annual Company’s measures target (as defined by the Board), no bonuses will be paid to Company Officers.

5.2.1.4.
Bonus approval process

The recommended bonuses according to the plan will be presented to the Compensation Committee and the Board for their approval, following the approval of the annual financial reports.

The Compensation Committee and the Board will have the authority to reduce the Annual Bonus for an individual Officer or for a group of Officers, based on their review of the following factors:

•	The Officer’s contribution to the development of Company business beyond the Officer’s direct responsibility;

•	The quality and speed of the Officer’s reaction to crises and other unexpected events;

•	The overall managerial performance of the Company Officer, including the motivation of employees and leadership.

5.2.1.5.
Bonus payment and refunding mechanism

The Annual Bonuses will be paid to Company Officers with the first monthly salary following the approval by the Board, usually immediately following the approval of the annual financial reports.

Each Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial reports occurring during the 8 quarterly reporting periods (2 years) following the mistaken report.

5.2.2.
Equity-Based Compensation

As part of Board Members and Officers' Total Compensation Packages in public companies, it is common practice to offer a component of Equity-Based Compensation, which aims to establish a joint interest between the Board Members and Officers and the shareholders of the Company.  Given the long term nature of Equity-Based Compensation plans, they contribute to the retention of senior managers in their positions for the long term.

In light of the above mentioned advantages of Equity-Based Compensation Plans, ~~Commtouch~~ CYREN may offer its Board Members and other Company Officers an Equity-Based Compensation Plan, as follows:

5.2.2.1.
Equity-Based Compensation Tools: Subject to having received the approvals required under the Companies Law, ~~Commtouch~~ CYREN will enable its Board Members and Officers to participate in an Equity Based Plan for the allocation of Stock Options and / or Restricted Share Units (“RSUs”). The Equity Based Plan will be defined and implemented in compliance with the requirements of any prevailing legislation in the countries where the Officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

                           5.2.2.2.         Equity-Based Plan:

Equity-Based Plans presented for approval by the Board shall include the following provisions:

•	The maximum number of options and / or RSUs to be granted;

•	The value of the Equity-Based compensation (at the time of grant) per year, for each Officer, shall not exceed the value defined in section 4.1.3;

•	The per-share exercise price of Stock Options will not be lower than the known average price in the market for the 30 days prior to the date of grant;

•
The allocation of Stock Options and / or RSUs to individual Officers and a reserve pool for grants to Officers who may join the Company during the plan term (as well as terms and conditions for the re-allocation of units to the reserve pool in case the reserve goes below a pre-set level);

•	The vesting period of the Stock Options and / or RSUs shall be three years or longer;

•	The expiration date of the Stock Options and / or RSUs shall not be shorter than one year following the vesting date of each portion and not longer than 5 years after the grant date;

•	Terms in connection with employment termination of grantees (due to dismissal, resignation, death or disability) and terms relating to possible changes in Company ownership.

5.2.2.3.
Stock Option and / or RSU Grants

Subject to the approvals required under the Companies Law, the Board Members and Officers will be granted Stock Options, RSUs and/or other acceptable forms of equity issuances, pursuant to the provisions of an approved Equity-Based Plan.

When a new Officer joins the Company during an Equity-Based Plan Term, the Company will consider granting the joining Officer Stock Options and / or RSUs out of the reserve pool set forth by the plan.

The Company may grant Stock Options and / or RSUs to current Board Members.  An allocation to Board Members shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard Equity-Based Plan of the Company.

5.2.3.
Options Exercise

Upon the vesting of each portion of the options granted, subject to the Company’s rules regarding exercise (i.e. the Insider Trading Policy), each Board Member and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3. Social and Incidental Benefits; Termination Related Payments

Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the employees for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, ~~Commtouch~~ CYREN adopts the following compensation terms:

5.3.1.
Company will provide all Officers with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as ~~Commtouch~~CYREN. In Israel, ~~Commtouch~~CYREN also will provide all Officers an educational fund.

   5.3.2.       Company will not subsidize Company cars for Officers.

5.3.3.
Company will provide all Officers with mobile phones for their personal use where Officers will pay any taxes related to the use of the phone according to local legislation, plus reimbursement of cost of home office Internet expenses.

5.3.4.	Company will cover any reasonable, direct costs associated with an Officer's permanent move to a location decided by Company.

5.3.5.	Each Officer will be entitled to annual vacation according to prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.3.6.	Officers will be entitled to sick leave according to Company procedures and any relevant local legislation.

5.3.7.	Officers will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

5.3.8.
Officers may be entitled to an advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Officers during the advance notice period) according to the following table:

Level	Months
CEO	Up to 6 months
Officers other than CEO	Up to 3 months

5.3.9.
Without derogating from the advance notice period above, the Compensation Committee will be authorized to approve termination pay of up to the maximum levels set in the following table, while termination pay shall be approved by the CEO for Officers other than the CEO and by the Chairperson of the Board for the CEO.

Level	Cap
CEO	Up to 6 months
Officers other than CEO	Up to 3 months

The termination pay will be paid as soon as possible following the date of termination of employment and will be equivalent to the base salary of the Officer multiplied by the number of months as specified in the chart above and as approved, without any additional components.

6.	Indemnification and Insurance of Board Members and Officers

The Board Members and Officers will be covered by a Board Members and Officers Liability insurance policy, to be periodically purchased by the Company as allowable under the Companies Law.  The Company grants, and will continue to grant, letters of indemnification to Board Members and Officers, as allowable under the Companies Law.

7.	Policy Maintenance and Term

7.1
The VP Human Resources shall periodically review the Policy and monitor its implementation, and recommend to the Compensation Committee, the Board of Directors and shareholders to amend the Policy as deemed necessary from time to time.

7.2	The term of the Policy shall be three years as of the date of its adoption. Following such three year term, this Compensation Policy will be brought to the shareholders for approval.